UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes  ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes☐    No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

TABLE OF CONTENTS

Exhibits

99.1	Labopharm Announces Details of 2007 Annual Meeting

99.2	Labopharm to Host Conference Call Wednesday, May 9, 2007 at 8:30 AM (E.T.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: April 30, 2007	By:	/s/ Lynda Covello
	Name:	Ms. Lynda Covello
	Title:	General Counsel and Corporate Secretary

Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE:

LABOPHARM ANNOUNCES DETAILS OF 2007 ANNUAL MEETING

LAVAL, Québec (April 27, 2007) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that its 2007 Annual Meeting of Shareholders will be held on Wednesday, May 9, 2007 at 11:00 a.m. ET at The Montreal Museum of Fine Arts, Maxwell Cummings Auditorium, 1379 Sherbrooke Street West Montreal, Quebec.

A live webcast of the meeting will be available at www.labopharm.com. Please connect at least 15 minutes prior to the meeting to ensure adequate time for any software download that may be required to join the webcast. The webcast will be archived at the above website for 30 days.

About Labopharm Inc.

Labopharm Inc. is an international specialty pharmaceutical company focused on the development of drugs incorporating the Company's proprietary advanced controlled-release technologies. The Company's lead product, a once-daily formulation of the analgesic tramadol, has been approved and launched in Europe and is currently under review for approval by the U.S. Food and Drug Administration. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Corporation's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process and the commercialization of the Corporation’s products thereafter, if they are approved. Investors should consult the Corporation's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Corporation disclaims any obligation to update these forward-looking statements.

For more information, please contact:

At Labopharm	At The Equicom Group
Mark D’Souza	Jason Hogan
Chief Financial Officer	Media and Investor Relations
Tel: (450) 686-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

Sophie Coulombe	French:
Manager, Legal, Corporate Affairs and	Eric Bouchard
Communications	Tel: (514) 844-7997
Tel : 450-680-3221	ebouchard@equicomgroup.com

Exhibit 99.2

Press Release

FOR IMMEDIATE RELEASE:

LABOPHARM TO HOST CONFERENCE CALL

WEDNESDAY, MAY 9, 2007 AT 8:30 A.M. (ET)

– Management to discuss first quarter financial results –

LAVAL, Québec (April 27, 2007) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that it will host a conference call on Wednesday, May 9, 2007 at 8:30 a.m. (ET) to discuss its first quarter 2007 financial results. Labopharm will report its first quarter 2007 financial results via news release at approximately 7:00 a.m. the same day.

To access the conference call by telephone, dial 416-644-3415 or 1-800-732-9307. Please connect approximately 15 minutes prior to the beginning of the call to ensure participation. The conference call will be archived for replay until Wednesday, May 16, 2007 at midnight. To access the archived conference call, dial 416-640-1917 or 1-877-289-8525 and enter the reservation number 21226864#.

A live audio webcast of the conference call will be available at www.labopharm.com. Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast. The webcast will be archived at the above web site for 30 days.

About Labopharm Inc.

Labopharm Inc. is an international specialty pharmaceutical company focused on the development of drugs incorporating the Company's proprietary advanced controlled-release technologies. The Company's lead product, a once-daily formulation of the analgesic tramadol, has been approved and launched in Europe and is currently under review for approval by the U.S. Food and Drug Administration. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Corporation's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process and the commercialization of the Corporation’s products thereafter, if they are approved. Investors should consult the Corporation's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Corporation disclaims any obligation to update these forward-looking statements.

For more information, please contact:

At Labopharm	At The Equicom Group
Mark D’Souza	Jason Hogan
Chief Financial Officer	Media and Investor Relations
Tel: (450) 686-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

Sophie Coulombe	French:
Manager, Legal, Corporate Affairs and	Eric Bouchard
Communications	Tel: (514) 844-7997
Tel : 450-680-3221	ebouchard@equicomgroup.com